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November 4, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 22, 2014

File No. 333-198817

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 30, 2014, relating to the Company’s registration statement on Form F-1 publicly filed with the Staff on October 22, 2014 (the “October 22 Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised registration statement on Form F-1 (the “Revised Registration Statement”), showing changes from the October 22 Registration Statement.

The Company has responded to the Staff’s comments by revising the October 22 Registration Statement, providing an explanation if the Company has not so revised the October 22 Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

The Company respectfully advises the Staff that it intends to price its initial public offering on November 6, 2014 and appreciates the Staff’s assistance in realizing this schedule.

Summary Consolidated Financial and Operating Data, page 10
Selected Consolidated Financial and Operating Data, page 56

1.              Please revise basic and diluted earnings (loss) per share and earnings (loss) per ADS for the six months ended June 30, 2014 and 2013 to include each per share amount in parenthesis to clearly designate them as losses.

The Company has revised the disclosure on pages 11, 12 and 59 of the Revised Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

2.              We note the disclosure on page F-63 that no gain or loss was recognized on the transfer of the 30% equity interest in ChaoriSky Solar. Please expand to disclose that no gain or loss was recognized because you determined the investment in associate had a fair value of $0. Also, please expand your disclosure on page F-64 to state that the total consideration transferred also included the 30% equity interest in ChaoriSky Solar in addition to the accounts receivable settled and net payables incurred by the Group to ChaoriSky Solar.

The Company has revised the disclosure on pages F-63 and F-64 of the Revised Registration Statement in response to the Staff’s comment.

33. Subsequent Events, page F-112

3.              We note that on October 10, 2014 your wholly owned subsidiary, Sky Solar Japan Co. KK (SSJ), entered into an agreement with two groups of independent investors. To enable investors to more fully assess the impact of this agreement on your financial statements, please address the following:

•                                          Disclose how you will account for this agreement in your financial statements;

In response to the Staff’s comment, the Company has disclosed its expected accounting for the arrangements related to the Japanese Silent Partnership on page F-114 of the Revised Registration Statement.

Disclose the carrying value of the solar power projects SSJ contributed to the SSJ Silent Partnership;

The Company has revised the disclosure on pages 115 and F-112 of the Revised Registration Statement in response to the Staff’s comment.

•                                          Based on the contribution of each party to the SSJ Silent Partnership, address any asset impairment considerations, if applicable;

The Company respectfully advises the Staff that, as disclosed on page F-112 of the Revised Registration Statement, Sky Solar Japan Co. K.K., or SSJ, the Company’s wholly owned subsidiary, entered into silent partnership agreements with two third-party investors (the “Silent Partners”), which were amended and finalized on October 10, 2014. In accordance with the silent partnership agreements, the silent partners funded an aggregate of JPY5.0 billion (US$49.4 million) in cash to the silent partnership, while SSJ contributed JPY750 million (US$7.4 million) in cash and an aggregate of 34.6 MW of solar power projects, which had an agreed valuation of JPY4.6 billion (US$45.5 million).

As the agreed valuation of each of the contributed solar power projects, with a total value of JPY4.6 billion (US$45.5 million), was significantly higher than their individual carrying amounts, with a total value of JPY2.3 billion (US$22.3 million), no impairment indicator was identified.

•                                          Disclose the magnitude of the historic operating results SSJ contributed to the SSJ Silent Partnership;

The Company has revised the disclosure on pages 115 and F-112 of the Revised Registration Statement in response to the Staff’s comment.

•                                          Clarify how the annual IRR of 15% will be determined and disclose the annual amount that will be required to be distributed to the Silent Partners before any amounts are distributable to the Group; and

The Company has revised the disclosure on pages 115, 116 and F-113 of the Revised Registration Statement in response to the Staff’s comment.

•                                          Based on the impact of the newly created non-controlling interest on your financial statements, provide us your consideration for reflecting this transaction in pro forma financial statements for the most recent fiscal year and current interim period.

In response to the Staff’s comment, the Company has evaluated the requirements to provide pro forma financial statements, and concluded they are not required since: 1) the funding received from Silent Partners is expected to be accounted for as a financial liability, and 2) the interest expense associated with the funding will be capitalized.  As such there will be no impact on the Company’s consolidated statements of profit or loss and other comprehensive income.  Further, the Company believes that Note 33 on pages F-112 to F-114 now adequately summarizes i) the critical terms and accounting implications of the transaction, ii) information regarding the magnitude of the historic operating results of the solar power projects subject to the silent partnership agreement, and iii) the annual amount that will be required to be distributed to the Silent Partners before any amounts are distributable to the Group.

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If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao

Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP